UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended October 2026

Commission File No. 001-42024

Mingteng International Corporation Inc.

(Translation of registrant’s name into English)

No. 10 Fushi Road, Luoshe Town, Huishan District,

Wuxi, Jiangsu Province, China 214000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

Share Transfer Agreement

On October 6, 2026, Mingteng International Corporation Inc. (the “Company”) entered into a Share Transfer Agreement (the “Agreement”) with Mr. ZHENG Delin (the “Transferor”) and HK Phoenix Gateway Alliance Limited (the “Target Company”), pursuant to which the Company agreed to acquire 10,000 ordinary shares, no par value, which represents 100% of the issued ordinary shares of the Target Company. The transactions contemplated by the Agreement were completed on October 6, 2026.

Through the acquisition of the Target Company, the Company indirectly acquired 100% of the equity interest in Shanghai Shangyun Yingfei Technology Co., Ltd. (“Shanghai Shangyun Yingfei”), a wholly foreign-owned enterprise (“WFOE”) established under the laws of the People’s Republic of China (the “PRC”), and 100% of the equity interest in Shanghai Minwen Industrial Co., Ltd. (“Shanghai Minwen”), a wholly-owned subsidiary of Shanghai Shangyun Yingfei (collectively with the Target Company and Shanghai Shangyun Yingfei, the “Group”).

Consideration

The consideration payable by the Company for the acquisition is USD 15,000,000, which has been paid as of the date hereof.

Closing Conditions

The key closing conditions for the transaction included, but were not limited to:

(i)	completion of all corporate approvals required by the parties;

(ii)	compliance with, or waiver of, any pre-emptive rights and transfer restrictions applicable to the shares of the Target Company;

(iii)	completion of legal, financial, and tax due diligence on the Group to the satisfaction of the Company;

(iv)	receipt of all material counterparty, bank, or regulatory consents and approvals;

(v)	the absence of any material adverse change in the business, financial condition, or operations of the Group; and

(vi)	delivery of the valuation report, audited accounts, management accounts, statutory registers, and such other information as reasonably requested by the Company.

Closing Deliverables

The Transferor has delivered to the Company, among other things, duly executed transfer instruments, share certificates representing all shares of the Target Company, board resolutions approving the transfer, director appointment and resignation letters, updated statutory registers, and all company records of the Target Company.

Representations and Warranties

The Transferor made customary representations and warranties to the Company, including, among others, representations and warranties as to clear title to the shares of the Target Company, free from all encumbrances; valid corporate existence and good standing of each member of the Group; the authorized and issued share capital of the Target Company; the accuracy and completeness of the financial statements of the Group; compliance with applicable tax laws; material contracts; labor and data protection compliance; and the absence of any material adverse change.

General

The foregoing summary, representations and warranties included within the Share Transfer Agreement does not purport to be complete and is qualified in its entirety by reference to the Share Transfer Agreement, which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Transfer Agreement, dated October 6, 2026, by and among ZHENG Delin, Mingteng International Corporation Inc. and HK Phoenix Gateway Alliance Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mingteng International Corporation Inc.

Date: October 6, 2026	By:	/s/ Yingkai Xu
	Name:	Yingkai Xu
	Title	Chief Executive Officer

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